GVI SECURITY SOLUTIONS, INC.
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007

November 3, 2009

Dear GVI Security Solutions, Inc. Stockholder:

We are pleased to inform you that on October 21, 2009, GVI Security Solutions, Inc. (“GVI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GenNx360 GVI Holding, Inc. (“Parent”) and GenNx360 GVI Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share of GVI (the “Common Stock”), at a price per share of $.38, net to the seller in cash, without interest and subject to any tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated November 3, 2009, and related materials enclosed with this letter.  Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight, New York City time at the end of the day on Thursday December 3, 2009.  If the Offer is successful, Purchaser will merge with and into GVI on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).  In the Merger, each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by stockholders, if any, who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of GVI, based upon, among other things, the recommendation of a special committee of independent directors of the GVI board of directors, has unanimously (i) approved and declared it advisable that GVI enter into the Merger Agreement, (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Contemplated Transactions”) are advisable and fair to, and in the best interests of, GVI and its stockholders, (iii) approved the Merger Agreement, approved the Contemplated Transactions and recommended that GVI’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and adopt the Merger Agreement, if adoption by GVI’s stockholders is required by applicable law in order to consummate the Merger, and (iv) approved all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the Contemplated Transactions from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination,” or other similar statute or regulation.

In arriving at its recommendation, the board of directors of GVI gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

/s/ Steven E. Walin
Name:	Steven E. Walin
Title:	Chairman of the Board of Directors and Chief Executive Officer